April 12, 2022

Austin Pattan/Jan Woo

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenpro Capital Corp. Amendment No. 7 to Registration Statement on Form S-3 Filed January 28, 2022 File No. 333-258441

Dear Mr. Pattan and Ms. Woo

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 17, 2022. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 8 to registration statement on Form S-3 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 7 to Registration Statement on Form S-3 Our Business

Risks Associated with Our Business and this Offering, page 8

1.	Please revise your disclosure that your business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak. Revise to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting the impacts as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred.

Response:

We have revised and restated the risk factor titled “ Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak” responsive to the Staff’s comments. In particular, we have quantified the decline in our revenue for 2020 because of the decline in demand of our business services as a result of nationwide shutdowns in our and our clients’ businesses the first half of 2020.

Risk Factors

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti- corruption law, page 11

2.	We note your statement that “In connection with any future offering, [you] may be subjected to the U.S. Foreign Corrupt Practices Act (“FCPA”).” Please revise this statement to remove the reference limiting the application of the FCPA to your future offerings.

Response:

We have removed the sentence “[i]n connection with any future offering” to avoid any impression of limiting the application to the FCPA.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM